                              COURT OF COMMON PLEAS
                              HAMILTON COUNTY, OHIO

----------------------------------------------
                                              )
JIM CARRAZZA and HAROLD SACHS, on             )
behalf of themselves and all others similarly )        Case No.   A9901656
situated,                                     )                 -------------
                                              )        (______________, Judge)
                            Plaintiff,        )
                                              )
vs.                                           )        CLASS ACTION COMPLAINT
                                              )        ----------------------
WIZTEC SOLUTIONS, LTD., CONVERGYS             )
CORPORATION, STEVEN G. ROLLS, BRIAN           )        (JURY TRIAL DEMANDED)
C. HENRY, ROY T. HEGGLAND, YARON              )
POLAK, THOMAS SMALDONE, KATRIEL               )
ZIMET and RON ZOR,                            )
                                              )
                            Defendants.       )
----------------------------------------------)


         Plaintiffs, by their attorneys, allege upon information and belief, except as to paragraph 1 which is alleged upon knowledge, as follows:

                                   THE PARTIES
                                   -----------

         1. Plaintiffs are owners of shares of common stock of defendant Wiztec Solutions, Ltd ("Wiztec" or the "Company") and have been the owners continuously of such shares since prior to the wrongs complained of herein.

         2. Defendant Wiztec, an Israeli company, has offices located at 8 Maskit Street, Herzlia, 46766 Israel. The Company transacts business in this county. Wiztec develops, markets, and supports computer software which provides multi-channel subscription television system operators with a comprehensive customer care and billing system. The Company's software, marketed under the "Wizard" name, incorporates subscriber management functions such as billing, collection, customer service, and work order processing.


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As of September 30, 1998, Wiztec had approximately 6.6 million shares outstanding. Wiztec shares trade on the NASDAQ National Market.

         3. Defendant Convergys Corporation ("Convergys"), a Ohio corporation, has offices located at 201 East Fourth Street, Cincinnati, Ohio. Convergys is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients. Convergys beneficially owns approximately 70% of the outstanding shares of Wiztec.

         4. Defendant Steven G. Rolls ("Rolls") is and was at all relevant times hereto a director of Wiztec and Chief Financial Officer of Convergys.

         5. Defendant Brian C. Henry ("Henry") is and was at all relevant times hereto a director of the Company and Chief Operating Officer of Convergys Information Management Group, Inc. ("Convergys IMG"), a subsidiary of Convergys.

         6. Defendant Roy T. Heggland ("Heggland") is and was at all relevant times hereto a director of the Company and Senior Vice President and General Counsel of Convergys.

         7. Defendant Yaron Polak ("Polak") is and was at all relevant times herein President, Chief Executive and Director of the Company.

         8. Defendants Thomas Smaldone, Katriel Zimet and Ron Zor are and were at all relevant times hereto directors of the Company.

         9. The defendants referred to in paragraphs 4 through 8 are collectively referred to herein as the "Director Defendants."

         10. By reason of the above Director Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiffs and the other public shareholders of Wiztec, and owe plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

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                            CLASS ACTION ALLEGATIONS
                            ------------------------

         11. Plaintiffs bring this action for declaratory, injunctive and other relief on their own behalf and as a class action pursuant to Ohio Rules of Civil Procedure on behalf of all common shareholders of Wiztec (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being damaged by the wrongful acts of the defendants as described herein.

         12. This action is properly maintainable as a class action for the following reasons:

             (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are approximately 6.6 million shares of Wiztec outstanding, owned by at least hundreds of shareholders of record. Members of the Class are scattered throughout the United States.

             (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached or aided and abetted a breach of the fiduciary duties owed by them to plaintiffs and members of the Class by reason of the acts described herein and whether plaintiffs and the other class members would be irreparably damaged if the defendants are not enjoined in the manner described below.

             (c) The claim of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have no interests that are adverse or antagonistic to the interests of the Class.

             (d) Plaintiffs are committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

             (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

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             (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.


                              FACTUAL ALLEGATIONS
                              -------------------

         13. On March 3, 1999, the Company announced over the BusinessWire that Formula Systems (1985) Ltd. along with certain other shareholders have consummated a transaction with Convergys IMG to sell all of their ordinary shares in Wiztec, approximately 50% of the outstanding ordinary shares of the Company. Formula, received for its 42% holdings in Wiztec ordinary shares $35 million in net proceeds, or $15.25 a share. This increased Convergys' holdings in Wiztec to 70% of the Company's ordinary shares. In connection with the consummation of the transaction, Dan Goldstein, Gad Goldstein and Shai Beilis resigned as directors of the Board of Directors of Wiztec and were replaced by Steven G. Rolls, Brian C. Henry and Roy T. Heggland.

         14. On March 26, 1999, Convergys announced over the BUSINESSWIRE that its board of directors has authorized its wholly-owned subsidiary, Convergys Israel Investments Ltd., to acquire through a tender offer all of the outstanding shares of Wiztec at a price of $18.30 per share. This proposal is for the 30% of Wiztec ordinary shares outstanding not beneficially owned by Convergys.

         15. The announcement that Wiztec is considering acquiring the remaining outstanding public shares of Wiztec comes at a time when Wiztec has performed well and when defendants who are most knowledgeable about the Company's existing and future financial condition expect it will continue to perform well. As stated above, Convergys IMG owns a 70% stake in Wiztec and three of Wiztec Board members are also Convergys officers and/or directors.

         16. Because of Convergys control over Wiztec, no competition proposal can reasonably be made.

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         17. The purpose of any proposed acquisition is to enable Convergys to acquire the shares of Wiztec it does not already own for Convergys' own benefit and at the expense of Wiztec's public shareholders.

         18. Defendants and Convergys are in a position of control and power over the Wiztec minority shareholders and have access to internal financial information about Wiztec, its true value, expected increase in true value and the benefits to Convergys of 100% ownership of Wiztec to which plaintiffs and the Class members are not privy. Defendants would be using their positions of power and control to benefit Convergys in this transaction, to the detriment of the Wiztec shareholders and in breach of the duties owed by Convergys, Wiztec and their directors to the Wiztec shareholders.

         19. The Director Defendants have clear and material conflicts of interest and are acting to better their own interests and the interests of Convergys at the expense of Wiztec's public shareholders.

         20. The loyalties of Wiztec's Board of Directors are, at best, divided and they cannot be expected to act in the best interest of Wiztec's shareholders.

         21. Defendants have breached, conspired to breach, or aided and abetted the breach of their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves. Any contemplated transaction would not be the product of arm's length negotiations and is not based upon any independent evaluation of the current value of Wiztec's common stock, assets or business. Defendants have failed and refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of Wiztec's stock. As a result, defendants are acting to put their own interests ahead of the public shareholders, all at the expense and to the detriment of the Company's public stockholders.

         22. By virtue of the acts and conduct alleged herein, the defendants, who control the actions of the Company, have violated their fiduciary duties owed to plaintiffs and the Class in

                                      -5-
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that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of Wiztec's public shareholders for their own personal benefit.

         23. As a result of the actions of the defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Wiztec's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their Wiztec shares.

         24. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their right to realize a full and fair value for their stock.

         25. Plaintiffs and the class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

         26. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, by Wiztec's failing to take the steps set forth herein above, excluding the Class from its fair proportionate share of Wiztec's valuable assets and businesses, all to the irreparable harm of the Class.

         27. Plaintiffs and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:

             (A) declaring plaintiffs as adequate class representatives;

             (B) declaring this to be a proper class action;

             (C) preliminarily and permanently enjoining the proposed transaction until defendants have taken the steps set forth herein and requiring defendants to make full and fair disclosure of all material facts to the class before the completion of any such transaction;

             (D) to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, including, but not limited to rescissory damages;

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                  (E) directing that defendants pay to plaintiffs and the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                  (F) awarding to plaintiffs the cost and disbursement of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and expert; and

                  (G) granting such other further relief as may be just and proper.

Dated: March 29, 1999                      Respectfully submitted,

                                           STRAUSS & TROY


                                           By:
                                              --------------------------------
                                              Richard S. Wayne (0022390)
                                              William K. Flynn (0029536)
                                              2100 PNC Center
OF COUNSEL:                                   201 East Fifth Street
                                              Cincinnati, OH 45202-4186
                                              (513) 621-2120
ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York,NY 10016
(212) 889-3700



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                                   JURY DEMAND
                                   -----------

         Plaintiff demands a trial by jury for all issues so triable.


                                                     --------------------------
                                                     William K. Flynn (0029536)





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